UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated June 11, 2012

Commission File Number: 1-15018

Fibria Celulose S.A.

Alameda Santos, 1357 — 6th floor

01419-908, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒             Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐             No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐             No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐            No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FIBRIA CELULOSE S.A.

Publicly-Held Company

CNPJ/MF N.°60.643.228/0001-21

NIRE 35.300.022.807

NOTICE TO THE MARKET

FIBRIA CELULOSE S.A. (“Fibria” or “Company”) (BM&FBOVESPA: FIBR3 | NYSE: FBR), in compliance with article 157, § 4 of Law no. 6.404/76 and CVM Instruction no. 358/2002, announces on this date that is has renegotiated its covenants with its creditor financial institutions such as to not only increase the maximum leverage limits but also to change the calculation method for all verification periods beginning June 30, 2012.

The Company informs that this negotiation was concluded satisfactorily with its creditors in a spirit of reciprocity and without the incurrence of a waiver fee.

The new calculation method of the “Net Debt/EBITDA” indicator, used as a metric to verify fulfillment of the covenants, will now consider total debt in U.S. dollars and not in Reais. The portion of the debt in Reais will be converted at the exchange rate at the close of the quarter such as to express the total debt in U.S. dollars. On the other hand, EBITDA of the last four quarters will be converted at the average exchange rate of the U.S. dollar for each of the periods. With this, the Company seeks to minimize the volatility of the “Net Debt/EBITDA” indicator due to the mismatch between exchange rates at the end of each period and average exchange rates, as both debt and EBITDA will be referenced in U.S. dollars.

We reiterate that the Company has a solid cash position equal to more than three times (3x) short term debt, as disclosed in the pro-forma results for the first quarter of 2012.

In line with its commitment to transparency with the market, Fibria will disclose more information on this matter when it announces its results for the second quarter on July 26, 2012 before market opening (BM&FBovespa and NYSE).

São Paulo, June 11, 2012.

FIBRIA CELULOSE S.A.

Guilherme Perboyre Cavalcanti

Financial and Investor Relations Officer

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 11, 2012

Fibria Celulose S.A.

By:	/s/ Guilherme Perboyre Cavalcanti
Name:	Guilherme Perboyre Cavalcanti
Title:	CFO and IRO

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